March 23, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jim B. Rosenberg

Re:	Advancis Pharmaceutical Corporation Form 10-Q for the Fiscal Period Ended September 30, 2005 File No. 000-50414
Dear Mr. Rosenberg,
     This letter responds to the Commission’s telephone voice message to Advancis Pharmaceutical Corporation (“the Company”), on March 9, 2006 (the “SEC Voice Message”), regarding the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. Set forth below is our understanding of the text of the comment contained in the SEC’s voice message and the Company’s response thereto.
COMMENT IN SEC VOICE MESSAGE:
Form 10-Q – September 30, 2005
Item 1. Financial Statements (Unaudited), page 2
9. Private Placement of Common Stock, page 12
Please revise your disclosure to discuss how you determined that the liquidated damages provision had nominal value, including a description of the methodology used in this determination. Provide a discussion of the factors that could cause the value of the separate instrument to change in the future.

RESPONSE BY THE COMPANY:
     The Company has valued the liquidated damages provision of the registration rights agreement at nominal value. In determining this as the fair value, the Company considered the following factors.
     First, the registration rights agreement provides that there is a 60-day period to have the registration statement declared effective before liquidated damages apply. The private placement closed on April 29, 2005, and the Company had prepared to file the registration statement and have it declared effective within the 60-day period at that time. The Company believed it was probable at closing that the registration would be declared effective and has no history of being a non-compliant registrant. The Advancis Pharmaceutical Corporation Form S-3 was declared effective June 1, 2005. Since the registration statement was declared effective in less than 60 days and in the same fiscal quarter as the closing of the private placement, the Company was aware when the financial statements for the quarter ended June 30, 2005 were prepared that there was no value to the liquidated damages provision for the initial 60-day period.
     Second, subsequent to the initial 60-day period, the liquidated damages provision would only have value in the future if the S-3 registration statement became ineffective in a future period for more than 45 days in any 12-month period. A suspension would only be caused if a stop order was issued by the SEC, if the Company failed to file a periodic report within the required time period, or if, for some reason, the Company needed to suspend the Form S-3 until extremely material news was released to the public. Each of these events is unlikely to occur and, if one did occur, would be unlikely to last for more than 45 days. The Company believes the events that would lead to a suspension of effectiveness are unlikely to occur and has never had an issue maintaining effective registration statements.
     Accordingly, the agreement was valued at nominal value at inception.
     In future periods, should the Company conclude that it is probable, as defined in SFAS No. 5, “Accounting for Contingencies,” that a liability for liquidated damages will occur, the Company will record the estimated cash value of the liquidated damages liability at that time. In future periods, the maximum potential liquidated damages liability is limited. Under the terms of the registration rights agreement, the Company must maintain the effectiveness of the S-3 (i.e. not allow any suspensions) until the earlier of (i) the date that all of the Shares and Warrant Shares can be sold without limitation under Rule 144(k) or (ii) such Shares and Warrant Shares have in fact been sold under the S-3 or Rule 144. Generally, except for one investor in the private placement that is an affiliate of the Company, the Shares will be eligible to be sold under Rule 144(k) on the second anniversary of the closing of the private placement, and thus the liquidated damages would be limited to a maximum of two years, of which approximately 10 months have already expired and of which an additional 3 months (90 days) are permitted to be suspension periods.

ADDITIONAL DISCLOSURE TO BE ADDED TO FOOTNOTE
Our discussion in the footnote to our financial statements of the private placement transaction will therefore add the following disclosures:
     “The Company has valued the liquidated damages provision of the registration rights agreement at nominal value. In determining this as the fair value, the Company considered the following factors. The agreement provides that there is a 60-day period to have the registration statement declared effective before liquidated damages apply. The Company believed at the closing of the private placement that it was probable the registration statement would be declared effective within the 60-day period. The registration statement was declared effective in less than 60 days and in the same fiscal quarter as the closing of the private placement, and therefore the Company was aware when the financial statements for the quarter ended June 30, 2005 were prepared that there was no value to the liquidated damages provision for the initial 60 day period. The liquidated damages provision would only have value in the future if the S-3 registration statement became ineffective in a future period for more than 45 days in any 12-month period. The Company believes the events that would lead to a suspension of effectiveness are unlikely to occur. In future periods, should the Company conclude that it is probable, as defined in SFAS No. 5, “Accounting for Contingencies,” that a liability for liquidated damages will occur, the Company will record the estimated cash value of the liquidated damages liability at that time.”
ACKNOWLEDGEMENT BY THE COMPANY:
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Robert C. Low, Vice President, Finance
and Acting Chief Financial Officer

cc:	Ms. Tabatha Akins, Staff Accountant Mr. Jim Atkinson, Accounting Branch Chief